                                                                    EXHIBIT 14.1

                                 CODE OF ETHICS
                                FOR OFFICERS OF
                        PETRIE STORES LIQUIDATING TRUST
                          AS ADOPTED ON MARCH 29, 2004

     Petrie Stores Liquidating Trust (the "Liquidating Trust") is committed to conducting its affairs in accordance with applicable laws, rules and regulations and the highest standards of business conduct, and to full and accurate financial disclosure in compliance with applicable law. This Code of Ethics, applicable to the Liquidating Trust's Manager and Chief Executive Officer and Assistant Manager and Chief Financial Officer (or persons performing similar functions) (together, "Senior Officers"), sets forth specific policies to guide such Senior Officers in the performance of their duties.

     Senior Officers must not only comply with applicable law, but also must engage in and promote honest and ethical conduct and abide by any other policies and procedures that may be adopted by the Liquidating Trust to govern the conduct of its affairs.

COMPLIANCE WITH LAWS, RULES AND REGULATIONS

     Senior Officers are required to comply with the laws, rules and regulations that govern the conduct of the Liquidating Trust's affairs and to report any suspected violations in accordance with the section below entitled "Compliance with Code of Ethics."

CONFLICTS OF INTEREST

     The obligation of Senior Officers to conduct the Liquidating Trust's affairs in an honest and ethical manner includes the ethical handling of actual or apparent conflicts of interest between personal and professional relationships. No Senior Officer shall make any investment, accept any position or benefits, participate in any transaction or business arrangement or otherwise act in a manner that creates or appears to create a conflict of interest unless the Senior Officer makes full disclosure of all facts and circumstances to, and obtains the prior approval of, the Liquidating Trustees.

DISCLOSURES

     It is the Liquidating Trust's policy to make full, fair, accurate, timely and understandable disclosure in compliance with all applicable laws and regulations in all reports and documents that the Liquidating Trust files with, or submits to, the Securities and Exchange Commission and in all other public communications made by the Liquidating Trust. Senior Officers are required to promote compliance with this policy and to abide by any policies and procedures that may be adopted by the Liquidating Trust to promote compliance with this policy.

COMPLIANCE WITH CODE OF ETHICS

     If a Senior Officer knows of or suspects a violation of applicable laws, rules or regulations or this Code of Ethics, he or she must immediately report that information to the Liquidating Trustees. No person will be subject to retaliation because of a good faith report of a suspected violation.

     Violations of this Code of Ethics may result in disciplinary action, up to and including discharge. The Liquidating Trustees shall determine, or shall designate appropriate persons to determine, appropriate action in response to violations of this Code.

WAIVERS OF CODE OF ETHICS

     If a Senior Officer would like to seek a waiver of the Code of Ethics, he or she must make full disclosure of his or her particular circumstances to the Liquidating Trustees. Amendments to, and waivers of, this Code of Ethics will be publicly disclosed as required by applicable law and regulations.

NO RIGHTS CREATED

     This Code of Ethics is a statement of certain fundamental principles, policies and procedures that govern the Liquidating Trust's Senior Officers in the conduct of the Liquidating Trust's affairs. It is not intended to and does not create any rights in any employee, consultant, holder of units of beneficial interest or any other person or entity.

                                        2